SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2001

                         (Commission File No. 001-14489)


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)


                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)


           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                   -----           -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes          No  X
                                    -----      -----

                                                     TCOC3: R$ 8,80/1,000 shares
                                                     TCOC4: R$ 5,20/1,000 shares
                                        TRO: US$ 5,91/ADR (1 ADR = 3,000 shares)

INVESTOR RELATIONS:
ARTHUR FONSECA -
ARTHUR.FONSECA@TCO.NET.BR                                         WEB SITE
FLAVIA MENEZES -                                           HTTP://WWW.TCO.NET.BR
FLAVIA.MENEZES@TCO.NET.BR


                            ANNOUNCES RESULTS FOR THE
                              THIRD QUARTER OF 2001

RESULTS OF THE         BRASILIA, November 13, 2001 - Tele Centro Oeste Celular
3RD QUARTER,           (NYSE: TRO; BOVESPA: TCOC3/TCOC4) today discloses its
2001                   results  relative to the third  quarter of 2001.  In the
                       third quarter of 2001 the company obtained a net consolidated profit of R$ 56.9 million, and its earnings before interest, taxes, depreciation and amortization
                       (EBITDA), totaled R$ 136.6 million. The 57.6% increase observed in the Company's client base against the third quarter of last year resulted in a Gross Operating
                       Revenue of R$ 406.5 million and a Net Operating Revenue of R$ 323.1 million, which corresponds to a growth of 41.2% over the same period of last year.

ELEVATION OF           In the third quarter of 2001 TCO's consolidated EBITDA
MARGINS                margin was 42.3%, against 35.4% registered in the
BASED ON THE           previous quarter. An important factor in determining this
REDUCTION OF           margin was the increase observed in the quarter's Net
SUBSIDIES              Service Revenue generated by campaigns aiming at the
                       expansion of cellular service usage. The campaigns also focused on improving client loyalty, mainly by encouraging the celebration of new contracts based on minutes deductibles. One other important factor contributing to the elevation of the EBITDA margin was the recently-implemented cost-reduction policy, effective as of July, 2001. The emphasis placed on the reduction of subsidies allowed the Cost of Sales to decrease by 13% compared to the previous quarter.

MANAGEMENT             Splice has been positioning TCO as one of the most
EFFICIENCY             efficient companies among cellular telecommunications
                       companies in Brazil. Results have been extremely positive quarter after quarter, mostly on account of strategic decisions leading to the acquisition of a concession to operate Band B in the North region of Brazil and in the northeastern state of Maranhao. One consequence of this acquisition was the creation of NBT, which has been producing increasing and continual success. Having operated for less than two years, NBT has exceeded all expectations and has presented results significantly above the average obtained by other Band B companies, including those operating with a positive EBITDA. In the last few years, TCO has cancelled the registrations of four of its operating companies. As a consequence, TCO bought back the shares of those companies. The cancellation of the registration under which Telegoias
                       Celular S.A. operated was recently approved. The closing of the capital of these companies will certainly benefit
                       TCO's shareholders in the long run. The process of buying back shares issued by TCO was conceived as an attempt to reduce the volatility of the Company's stock, thus benefiting all minority shareholders. In addition, it is important to mention that TCO has been maintaining a comfortable cash position, which has allowed strategic investments to be made.

A                      TCO has a significant role in social, cultural and sports
PARTICIPATING          activities in Brazil. Since 1999, the Company has acted
'CITIZEN'              as a strategic collaborator to educational projects
                       carried out by the AYRTON SENNA INSTITUTE [Instituto
                       Ayrton Senna], benefiting over 100 thousand children and teenagers and 2,640 educators in 256 different cities throughout Brazil. This collaboration has granted the Company the TOP SOCIAL ADVB prize in 2001, awarded by the BRAZILIAN SALES AND MARKETING MANAGERS ASSOCIATION
                       [Associacao dos Dirigentes de Vendas e Marketing do Brasil], and the OUTSTANDING MARKETING PERFORMANCE IN
                       2001 PRIZE [Premio Destaque no Marketing], awarded by the
                       BRAZILIAN MARKETING & BUSINESS ASSOCIATION [Associacao
                       Brasileira de Marketing & Negocios]. Another major project maintained by TCO offers support to cancer-research institutions. With the same objective, TCO has partnered with Mc. Donald's to co-sponsor the MC.
                       HAPPY-DAY CAMPAIGN [Mc. Dia Feliz]. Concerned about preserving the local identity of the region where it operates, TCO has been supporting projects that contribute to cultural activities and local tourism. The funding provided by TCO has allowed the organization of presentations by different groups of Brazilian artists.
                       This has provided the public with opportunities to be in closer contact with their own values and cultural reality. Since the SYMPATHY TOUCH PROGRAM [Toque de
                       Solidariedade] was implemented in the year 2000, TCO has been encouraging collaborators to volunteer for activities that are supportive of unprivileged communities and social-assistance organizations, mainly those working with children and youngsters. Besides benefiting poor communities, this initiative has succeeded in improving volunteers' awareness of social problems.

OPERATING PERFORMANCE

INCREASE IN            TOC consolidated the addition of 125,342 new subscribers
CLIENT BASE            to its client base in the third quarter of 2001. This
                       represents an increase of 6.1% compared to the previous quarter.

                       --------------------------------------------------------------------------------------
                       CLIENTS                 3Q01          2Q01          1Q01          4Q00          3Q00
                       --------------------------------------------------------------------------------------
                       CONSOLIDATED         2,195,372     2,070,030     1,897,557     1,712,184     1,392,729
                        Post-paid             662,840       665,678       621,746       579,511       492,358
                        Pre-paid            1,515,804     1,387,631     1,259,101     1,115,962       883,664
                        Rural                  16,728        16,721        16,710        16,711        16,707

                       AREA 7               1,827,087     1,728,202     1,598,530     1,455,502     1,212,137
                        Post-paid             554,929       551,304       519,734       493,934       446,093
                        Pre-paid            1,255,430     1,160,177     1,062,086       944,857       749,337
                        Rural                  16,728        16,721        16,710        16,711        16,707

                       AREA 8                 368,285       341,828       299,027       256,682       180,592
                        Post-paid             107,911       114,374       102,012        85,577        46,265
                        Pre-paid              260,374       227,454       197,015       171,105       134,327
                       --------------------------------------------------------------------------------------

THE COMPETITION        TCO has been successful in every single one of the
                       strategies it has used to sustain not only its fine institutional reputation but also the quality of the services it provides and the efficiency of its services in both Area 7 and Area 8. Its market share in Area 7 is estimated at 78% and it is increasing also in Area 8, owing to some service-coverage advantages and to the transparence characteristic of its relationship with all clients. In the third quarter of 2001, the company operating Area 8 reached a market share of nearly 30%.

                       -----------------------------------------------------------------------------------------------
                       AREA 7 - OPERATING STATISTICS            UNIT       3Q01      2Q01     1Q01     4Q00      3Q00
                       -----------------------------------------------------------------------------------------------
                       Population covered                    x 1,000      12,625    12,082   12,036   11,994    11,661
                       TCO Penetration                           %          12.2      12.0     11.1     10.1       7.9
                       Cities attended                          UNIT         266       259      254      253       250
                       Workforce                                UNIT       2,415     2,376    2,213    1,834     1,701
                        Employees                               UNIT       1,215     1,208    1,148    1,082     1,056
                        Outsourced parties and trainees         UNIT       1,200     1,168    1,065      752       645
                       -----------------------------------------------------------------------------------------------


                       -----------------------------------------------------------------------------------------------
                       AREA 8 - OPERATING STATISTICS             UNIT       3T01      2T01     1T01     4T00      3T00
                       -----------------------------------------------------------------------------------------------
                       Population covered                     x 1000       8,347     7,511    7,366    7,366     6,330
                       NBT Penetration                           %           2.3       2.3      2.0      1.7       1.0
                       Cities attended                          UNIT          64        61       56       56        35
                       Workforce                                UNIT         593       667      636      563       519
                        Employees                               UNIT         265       260      252      245       229
                        Outsourced parties and trainees         UNIT         328       407      384      318       290
                       -----------------------------------------------------------------------------------------------

COMMERCIALIZATION      At the end of the third quarter of 2001, TCO had 37
                       proprietary stores, 1,106 accredited dealers and 13 thousand direct and indirect retailers of cards in Area
                       7. In Area 8, TCO runs a trade structure through NBT which has 15 proprietary stores, 273 accredited dealers and 4 thousand direct and indirect retailers of cards.

NETWORK                TCO operates based on TDMA technology. At the end of the
STRUCTURE              third quarter of 2001, 95% of the handsets in Area 7
                       operated on a digital basis. Since its implementation, NBT has operated with 100% digital technology.


                             ------------------------------------------------------------------------
                             AREA 7 - NETWORK STRUCTURE                     UNIT        3Q01     3Q00
                             ------------------------------------------------------------------------
                             Radio-Base Stations (ERB's)                    UNIT         629    582
                             Switches (CCC's)                               UNIT          13     12
                             ------------------------------------------------------------------------

                             ------------------------------------------------------------------------
                             AREA 8 - NETWORK STRUCTURE                     UNIT        3Q01     3Q00
                             ------------------------------------------------------------------------
                             Radio-Base Stations (ERB's)                    UNIT         133     98
                             Switches (CCC's)                               UNIT          10      8
                             ------------------------------------------------------------------------

WAP SERVICES           WAP services are currently offered in the main cities
                       where TCO has operations. For both the pre-paid and the post-paid services, the Company commercializes two types of handsets equipped with WAP technology: the Nokia 7160, the Nokia 3320, the Gradiente G-WAP and the Gradiente
                       Freedom. No monthly subscription is charged; instead, users pay the value equivalent to the VC1 rate, per minute of usage. The services offered by the WAP portal include an agenda for films, theater shows, parties and musical events, as well as tourist tips, restaurant and hotel referrals, useful and convenient telephone numbers, news, banking services, message delivery, customized message cards, games, professions and careers, among others. TCO clients to the Basic Plan as well as clients opting for the plan known as ESSENCIAL are eligible to a given number of minutes offered every month as deductibles, against their use of WAP services provided by TCO. The number of minutes offered will vary from plan to plan. As a way to encourage increased use of WAP services, new clients receive 1,200 WAP minutes free of charge, which are divided into 12 batches of 100 minutes credited every 30 days.

SHORT-                 TCO offers two types of SHORT MESSAGE services: the
MESSAGE                E-CELULAR and the E-EXPRESSO. The E-CELULAR delivers
SERVICE-               messages using TCO's web site and includes the delivery
SMS                    of news packages, bankstatements etc. and served a total
                       of approximately 319 thousand registered subscribers at the end of the third quarter. Along this last quarter, 258 thousand clients in Area 7 and 61 thousand clients in Area 8 sent an average of 539 thousand messages daily.
                       The number of daily messages averaged 448 thousand in Area 7 and 91 thousand in Area 8. The E-EXPRESSO consists in delivering messages using subscribers' handsets. TCO started to charge for this service only in August, 2001, at R$0.13 value per message, net of taxes. Since then, approximately 5.9 million messages have been sent monthly using the E-EXPRESSO, which generated an average monthly net revenue of approximately R$ 760 thousand.

O2 O2 is TCO's provider of Internet access. It started operations in early September 2001, aiming at offering the best connection service, as well as content and technology. Also, it intends to develop products and solutions for cellular telephone users, as well as for users of HANDHELDS and NOTEBOOKS. In addition, TCO is working on innovative solutions to widen the scope of services to include conveniences made possible by integrating the Internet with WAP services and the SMS.

FINANCIAL PERFORMANCE


                                                                                                   R$ X 1000
                -----------------------------------------------------------------------------------------------------
                                                 3Q01      3Q00   CHANGE   SEPT. 30/2001    SEPT. 30/2000   CHANGE
                    CONSOLIDATED                                    (%)                                       (%)
                -----------------------------------------------------------------------------------------------------
                Gross Operating Revenue        406,470   283,840   43.2      1,137,830         802,072       41.9
                Net Operating Revenue          323,146   228,878   41.2       905,147          640,080       41.4
                Operating Profit                56,873    42,872   32.7       143,231          106,027       35.1
                Net Profit in the Period       136,624    93,841   45.6       345,430          257,058       34.4
                Cost of sales                   60,258    36,565   64.8       183,458          104,015       76.4
                Depreciation                    35,301    28,845   22.4        99,167           83,196       19.2
                PDD / Write-offs                 9,580     8,759    9.4        39,346           30,764       27.9
                Financial revenues              46,883    21,320  119.9       142,679           54,642      161.1
                Financial expenses            (53,459)  (17,144)  211.8      (176,617)         (58,761)     200.6
                Investments                     56,257    66,100  -14.9       134,122          157,300      -14.7
                -----------------------------------------------------------------------------------------------------



OPERATING              TCO's Net Operating Revenue obtained in the third quarter
REVENUE                of 2001 rose by 41.2% compared to the previous quarter.
                       The consolidated ARPU without handset sales in the third quarter of 2001 was R$44. ARPU without handset sales in Area 8 was R$41, while in Area 7 it was R$ 45. Handset retail generated R$ 54 million in gross revenues in the quarter.

OPERATING              While the total cost of sales reached R$ 60 million in
EXPENSES               the quarter, the cost of client-acquisition (SAC) was
                       R$147 in the third quarter of 2001, 12% below the value registered in the second quarter. This reduction is due to the reduction in marketing, advertising and subsidies expenses.

EBITDA The EBITDA obtained in the quarter was R$ 136 million, which clearly demonstrates the Company's capability to generate cash by means of its own operating assets.

DEPRECIATION           Expenses with depreciation and amortization mount up to
                       R$ 99 million, of which R$ 35 million were incurred in the third quarter of 2001. Depreciation is calculated based on the linear method and takes into consideration the useful life of goods.

ALLOWANCE FOR          Allowances for doubtful debtors / write-offs totaled 39
DOUBTFUL               million, equivalent to 4.3% of the net operating revenue.
DEBTORS                Allowances for doubtful debtors / write-offs reached R$
                       9.6 million in the third quarter. Such provisions aim at covering credits regarded as unlikely to be recovered by the Company. The methodology considers provisions for 100% of the credit over due for over 90 days. In addition, the percentage ratio obtained from the write-offs' historical series is applied to unbilled credits, to credits coming due and to credits over due for up to 90 days, on the respective gross revenues of the last 12 months.

INVESTMENTS            During the third quarter of 2001, TCO's investments in
                       Property, Plant & Equipment totaled R$ 56 million in
                       Areas 7 and 8, mainly in projects related with the expansion of the wireless cellular telephoning network, with the modernization of telecommunication services and with the development of proprietary transmission routes.
                       On September 30, 2001, the accumulated investment in the year was R$ 134 million. The amount of investments estimated for the year 2001 amount to approximately R$
                       250 million, including TCO's own resources and resources on loan, to be used in network expansion, to modernize services and to develop proprietary transmission routes.

INDEBTEDNESS           There was a 28.5% reduction in TCO's Gross
                       indebtedness in the third quarter of 2001. On September
                       30, 2001, TCO's total debt was R$ 398.6 million, against R$ 512.4 million registered in the previous quarter.
                       Eighty-three percent of this debt is denominated in American Dollars, of which 82% is hedged. Only the loans obtained from the EXPORT DEVELOPMENT CORPORATION (EDC) and the resources obtained based on RESOLUTION 2770 are not hedged. Their due-dates are concentrated on the long-run. This indebtedness is partially compensated by the availabilities and securities, which provides for a negative net debt of R$ 93 million.

SHARE                  TCO obtained the best performance in the last year among
PERFORMANCE            all Latin-American companies in the telecommunications
                       sector which have ADRs negotiated in the New York Stock
                       Exchange. According to Morgan Stanley - Wireless
                       Connection October, TCO obtained the 7th best performance in ADR price among telecommunications companies. The increase in the price of TCO's ADRs was due mainly to the excellent operating and economic/financial results the company has been able to attain.


--------------------------------------------------------------------------------


                      ** FINANCIAL STATEMENTS TO FOLLOW **

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                      September 30, 2001 and June 30, 2001
                        (In thousands of Brazilian Reais)


                                                                            CONSOLIDATED
                                                                     09/30/2001      06/30/2001
           ASSETS
                                                                   -------------------------------
           CURRENT ASSETS                                              878.310         941.558
                                                                   -------------------------------
              Cash and cash equivalents                                 41.100         20.927
              Short-term investments                                   169.583        439.805
              Marketable securities                                    281.268        134.365
              Accounts receivable from services                        161.203        153.073
              Inventories                                               34.985         35.612
              Deferred and recoverable taxes                           127.749        119.026
              Interest on own shareholders' equity                           -              -
              Other assets                                              62.422         38.750


                                                                   -------------------------------
           NONCURRENT ASSETS                                            53.297         58.779
                                                                   -------------------------------
              Deferred and recoverable taxes                            49.375         54.858
              Loans to related parties                                       -              -
              Other assets                                               3.922          3.921


                                                                   -------------------------------
           PERMANENT ASSETS                                            914.476        892.186
                                                                   -------------------------------
              Investments                                                5.528          5.699
              Property, plant and equipment                            871.749        848.559
              Deferred charges                                          37.199         37.928
                                                                   -------------------------------
           TOTAL ASSETS                                              1.846.083      1.892.523
                                                                   ===============================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                      September 30, 2001 and June 30, 2001
                        (In thousands of Brazilian Reais)

                                                                           CONSOLIDATED
                                                                     09/30/2001    06/30/2001
           LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                    ----------------------------
           CURRENT LIABILITIES                                          559.049     704.902
                                                                    ----------------------------
               Personnel, social charges and benefits payable             9.659       9.748
               Trade accounts payable                                   109.325     124.684
               Indirect taxes                                            65.972      55.482
               Income taxes                                              23.908      10.132
               Income participation                                      34.475      33.331
               Loans and financing                                      280.484     432.462
               Concession Area 8                                         21.890      21.045
               Other obligations                                         13.336      18.018


                                                                    ----------------------------
           NONCURRENT LIABILITIES                                       190.862     148.479
                                                                    ----------------------------
               Provision for contingencies                               72.229      68.004
               Trade accounts payable                                       548         548
               Income taxes                                                   -           -
               Loans from related parties                                     -           -
               Loans and financing                                      118.085      79.927


                                                                    ----------------------------
           PARTICIPATION OF MINORITY SHAREHOLDERS                        80.954      76.670
                                                                    ----------------------------

           SHAREHOLDERS' EQUITY                                       1.015.087     962.346
               Capital                                                  505.000     319.618
               Capital reserve                                           87.900      87.900
               Income reserve                                           127.837     127.837
               Retained earnings                                        294.350     426.991

                                                                    ----------------------------
           CAPITALIZABLE FUNDS                                              131         126
                                                                    ----------------------------
           TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY                  1.846.083    1.892.523
                                                                    ============================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                        CONSOLIDATED FINANCIAL STATEMENT
                        (In thousands of Brazilian Reais)




------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                               1 TRIM 00  1 TRIM 01  2 TRIM 00  2 TRIM 01  3 TRIM 00  3 TRIM 01  ACUMUL/00  ACUMUL/01
------------------------------------------------------------------------------------------------------------------------------------
 GROSS OPERATING REVENUE                    243.418    346.539    274.814    384.821    283.840    406.470    802.072   1.137.830
 Deductions from gross revenue              (49.722)   (68.932)   (57.308)   (80.427)   (54.962)   (83.324)  (161.992)   (232.683)
 NET OPERATING REVENUE                      193.696    277.607    217.506    304.394    228.878    323.146    640.080     905.147
 Cost of services rendered and              (73.677)  (104.265)   (77.748)  (122.115)   (87.525)  (117.499)  (238.950)   (343.879)
 merchandise sold *
 GROSS PROFIT                               120.019    173.342    139.758    182.279    141.353    205.647    401.130     561.268

 OPERATING REVENUES / EXPENSES
 Services commercialized *                  (30.924)   (47.677)   (28.839)   (48.626)   (29.410)   (47.819)   (89.173)   (144.122)
 General and administrative expenses *      (17.546)   (24.772)   (17.562)   (22.151)   (17.282)   (19.460)   (52.390)    (66.383)
 Other net revenues / expenses *               (908)       194       (781)    (3.783)      (820)    (1.744)    (2.509)     (5.333)
 PROFIT BEFORE DEPRECIATION AND              70.641    101.087     92.576    107.719     93.841    136.624    257.058     345.430
 FINANCIAL REVENUES / EXPENSES - EBITDA

 Depreciation                               (26.617)   (31.148)   (27.734)   (32.718)   (28.845)   (35.301)   (83.196)    (99.167)

 PROFIT AFTER DEPRECIATION BEFORE            44.024     69.939     64.842     75.001     64.996    101.323    173.862     246.263
 FINANCIAL REVENUE AND EXPENSES - EBIT

 Financial revenue / expenses                (2.474)   (11.197)    (5.821)   (16.165)     4.176     (6.576)    (4.119)    (33.938)

 OPERATING PROFIT                            41.550     58.742     59.021     58.836     69.172     94.747    169.743     212.325

 Non-operating revenue / expense              1.211     (5.304)    (5.454)    (4.378)    (3.374)    (5.484)    (7.617)    (15.166)

 PROFIT BEFORE TAXES, MINOR                  42.761     53.438     53.567     54.458     65.798     89.263    162.126     197.159

 Income tax and social contribution         (11.620)   (14.680)   (14.505)   (14.992)   (19.785)   (27.221)   (45.910)    (56.893)
 Employee participation                        (427)      (527)      (457)      (589)      (553)      (621)    (1.437)     (1.737)
 Participation of minority shareholders      (3.976)    (3.329)    (5.554)    (4.675)    (4.456)    (4.659)   (13.986)    (12.663)

 PROFIT BEFORE REVERSAL OF INTEREST ON       26.738     34.902     33.051     34.202     41.004     56.762    100.793     125.866
 OWNED CAPITAL

 REVERSAL OF INTEREST ON OWNED CAPITAL            -          -      3.366     17.254      1.868        111      5.234      17.365

 NET PROFIT IN THE PERIOD                    26.738     34.902     36.417     51.456     42.872     56.873    106.027     143.231
------------------------------------------------------------------------------------------------------------------------------------

 EBITDA MARGIN                                36,47%     36,41%     42,56%     35,39%     41,00%     42,28%     40,16%      38,16%
 EBIT MARGIN                                  22,73%     25,19%     29,81%     24,64%     28,40%     31,36%     27,16%      27,21%

------------------------------------------------------------------------------------------------------------------------------------
        * without depreciation.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                Explicative Notes
                     For the period ended September 30, 2001


1.    COMPANY OPERATIONS

TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. was constituted in accordance with
Article 189 of Law No. 9472/97 (General Telecommunications Law) and Decree No. 2,546 of April 14, 1998, as a result of the spin-off of TELEBRAS. The general shareholders' meeting that approved the register/justification was held on May 22, 1998 and the respective appraisal report was issued on February 28, 1998.

The Company is a corporation directly controlled by BID S.A. (company controlled by Splice do Brasil S.A.) who acquired 53.80% of the voting capital and 18.36% of the total capital.

The Company controls the following companies: Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. The subsidiaries are responsible for providing cellular telephone services - Band A throughout the Middle West region of the country including the States of Rondonia and Acre, according to the concession terms signed by the Federal Government, which should expire on August 5, 2008 but could be extended for another 15 years.

On May 24, 1999 the company Norte Brasil Telecom S.A. - NBT was constituted, as a private corporation, with 95% participation in the parent company. NBT's operating objective is to explore cellular services as well as all necessary and useful activities for delivering these services within Area 8 - Band B which comprises the States of Amazonas, Roraima, Amapa, Para and Maranhao.

Norte Brasil Telecom S.A. started its operating activities at the end of October 1999, serving 11 of the 97 cities comprising the respective service area. As the operating activities related to the services at December 31, 1999 were not significant, all expenses incurred as a result were considered as pre-operating expenses, which were amortized in proportion to the area served as of January 2000.

The services provided by the subsidiaries and respective charges are controlled by ANATEL (National Agency of Telecommunications), authority responsible for regulating telecommunications in Brazil in accordance with Law No. 9472 of July 16, 1997.

On November 21, 2000 TCO IP S.A. was constituted, a corporation holding 99.99% participation in the parent company (Tele Centro Oeste Celular). The latter has the objective of rendering telecommunication services according to classification established by ANATEL - National Agency of Telecommunications, as well as services of internet access, information systems in general, resale of computer and software equipment, computer and telecommunications training, internet marketing, home pages development and others.

Tele Centro Oeste Celular Participacoes S.A. has a 98.33% shareholding in Norte Brasil Telecom S.A., comprised of a direct shareholding of 31.67%, and an indirect shareholding of 66.66% through its subsidiary company Telebrasilia Celular, which on June 21, 2001 acquired from Tele Centro Oeste Celular Participacoes S.A. 47,999,692 preferred shares of Norte Brasil Telecom S.A.


2.    PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements of the parent company and subsidiaries have been prepared in conformity with accounting practices established by the Brazilian Corporation Law and norms published by the C.V.M. (Brazilian equivalent of the Securities and Exchange Commission of the U.S.).


3.    SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a.    SHORT-TERM INVESTMENTS

Refer to temporary investments of high liquidity falling due within less than three months, stated at cost plus income earned to the balance sheet date.

b.    CREDITS AND OBLIGATIONS

Credits and obligations are stated at their historical amounts. The amounts subject to monetary correction, foreign exchange rates and interest have been adjusted to the balance sheet date.

c.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

This allowance was constituted to cover accounts receivable unlikely to be collected. The methodology comprises the recording of a provision to cover 100% of accounts overdue more than 90 days. Additionally, for the accounts not yet billed, not yet due and overdue less than 90 days, the percentages historically obtained from write-offs are applied on the respective gross revenues computed within the last 12 months.

d.    INVENTORIES

Stated at average acquisition cost not exceeding the respective replacement cost.

e.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition and/or construction cost, monetarily corrected to December 31, 1995 less accumulated depreciation.

The exploration right (Concession Area 8) of cellular services - Band B relating to the subsidiary Norte Brasil Telecom S.A. was stated at the respective acquisition cost and is being amortized according to the concession period.

The inventories of materials related to the plant expansion are stated at average acquisition cost.

Expenditures with repair and maintenance are capitalized when improvements are made (increase in the installation capacity or useful life). The remaining expenses are charged to the operating result on the accrual basis.

Depreciation is calculated by the straight-line method taking into consideration the useful life of the assets. The respective rates are described in Note 7.

f.    DEFERRED CHARGES

The income and expenses incurred during the pre-operating period of the subsidiary Norte Brasil Telecom S.A. are charged to deferred charges.

Deferred charges were not subject to amortization in 1999 as the subsidiary Norte Brasil Telecom S.A. was in a pre-operating phase. These charges have been subjected to amortization since January 2000.

g.    PROVISION FOR VACATION

The amounts related to employee vacations due were provided for in proportion to the respective acquisition period.

h.    INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are recorded on the accrual basis, calculated according to current legislation. Deferred taxes are recorded over temporary differences, calculated based on rates applicable at the respective realization or liquidation.

i.    PROVISION FOR CONTINGENCIES

The provision for contingencies was recorded based on an analysis of the Company's lawyers regarding all existing legal actions.

j.    RECORDING OF REVENUES AND EXPENSES

Revenues and expenses are charged to the period's operating results on the accrual basis. The revenues derived from sales of prepaid recharging cellular telephone cards are deferred and charged to the operating results as the cards are used.

k.    FINANCIAL RESULT, NET

The net financial result is represented by interest and monetary correction on short-term investments and loans obtained as well as granted.

l.    PENSION PLAN

Tele Centro Oeste Celular Participacoes S.A. and subsidiary companies sponsor the private pension plan TCO PREV, which is characterized as a "mixed" or "defined contribution plan" to grant schedulable benefits and as a "defined benefit" for the so-called "risk benefits", namely: disability compensation, disability and pension for death of active participant. The contributions to the plan are determined based on actuarial studies prepared and periodically reviewed by independent actuaries in accordance with regulations effective in Brazil.

m.    EMPLOYEES' INCOME PARTICIPATION

Tele Centro Oeste Celular Participacoes S.A. and subsidiaries provide for employees' income participation based on Article 5 of Provisional Measure No. 980 of April 25, 1995 and subsequent publications.

The amount provided is equivalent to a monthly salary subject to approval at the Shareholders Meeting.

n.    NET INCOME PER SHARE

Net income per share was calculated based on the number of shares in circulation at the balance sheet date.

4.    CONSOLIDATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with basic consolidation principles established by the Brazilian Corporation Law and norms of the C.V.M. (Brazilian equivalent of the Securities and Exchange Commission of the US).

We present below the main consolidation procedures:

Elimination of asset and liability account balances between the consolidated companies;
Elimination of capital participation, reserves and retained earnings of the consolidated companies;
Elimination of revenues and expenses derived from business transactions between the consolidated companies;
Highlighting the amounts of participation by minority shareholders in the financial statements.

The consolidated companies are as follows:

                                                CAPITAL PARTICIPATION (%)
                                           ----------------------------------
                                               9/30/2001        6/30/2001
                                           ----------------------------------
Telebrasilia Celular S.A.                        88.26            88.26
Telegoias Celular S.A.                           92.24            92.24
Telemat Celular S.A.                             97.47            97.42
Telems Celular S.A.                              98.39            98.29
Teleron Celular S.A.                             97.04            97.02
Teleacre Celular S.A.                            98.31            98.31
Norte Brasil Telecom S.A. - NBT                  31.66            98.33
TCO IP S.A.                                      99.99            99.99

5.    ACCOUNTS RECEIVABLE FROM SERVICES

                                                           CONSOLIDATED
                                                 -------------------------------
                                                    9/30/2001       6/30/2001
                                                 -------------------------------
Amounts invoiced                                       69,150          64,411
Amounts to be invoiced                                 46,447          44,918
Network use rate                                       48,539          48,419
Sales - prepaid                                        26,817          29,110
Allowance for doubtful accounts                       (41,962)        (41,629)
Others                                                 12,212           7,844
                                                 -------------------------------
Total                                                 161,203         153,073
                                                 ===============================

6.    MARKETABLE SECURITIES

                                                                                      CONSOLIDATED
                                                                                 -----------------------
                          INTEREST                             MATURITY DATE     9/30/2001     6/30/2001
                          ------------------------------------------------------------------------------
Commercial Paper -        Prefixed rate ranging from 24%
Splice do Brasil S.A.     to 25% p.a. with swap of 100%
                          of Interbank Deposit
                          Certificate - CDI plus 1.5% p.a.     07/05/2002        281,268       134,365
                                                                                 -----------------------
                                                                                 281,268       134,365
                                                                                 =======================

7.    INVESTMENTS

                                                            COMPANY                     CONSOLIDATED
                                               -------------------------------------------------------------
                                                   9/30/2001      6/30/2001      9/30/2001      6/30/2001
                                               -------------------------------------------------------------
Participation stated by the equity method          1,114,720      1,055,943              -              -
Premium - Norte Brasil Telecom S.A.                    5,337          5,508          5,337          5,508
Other investments                                          6              6            191            191
                                               -------------------------------------------------------------
Total                                              1,120,063      1,061,457          5,528          5,699
                                               =============================================================


                                                   9/30/2001                                            6/30/2001
             --------------------------------------------------------------------------------------- ---------------
                                                                           CAPITAL
                            NET (LOSS)                                   INCREASE AND
             SHAREHOLDERS'  INCOME FOR    VOTING      TOTAL   EQUITY      INTEREST ON
COMPANIES       EQUITY      THE PERIOD    CAPITAL    CAPITAL  PICK-UP     OWN CAPITAL    INVESTMENT     INVESTMENT
---------------------------------------------------------------------------------------------------- ---------------
Telebrasilia    430,709       22,134        91%        88%    19,535            2        383,090         363,553
Telegoias       312,420       18,580        91%        92%    17,138         (238)       289,535         272,635
Telemat         182,716       11,940        99%        97%    11,637       (3,180)       178,528         170,071
Telems          148,829       12,019        99%        98%    11,822       (1,790)       146,740         136,708
Teleron          42,315        3,258        98%        97%     3,162         (696)        41,187          38,721
Teleacre         23,555        2,104       100%        98%     2,068         (326)        23,195          21,453
NBT             161,043         (912)       95%        32%      (289)           -         50,998          51,287
TCO IP            1,452          (63)      100%       100%       (63)          (5)         1,447           1,515
             ---------------------------                     --------------------------------------- ---------------
Total         1,303,039       69,060                          65,010       (6,233)     1,114,720       1,055,943
             ===========================                     ======================================= ===============

On June 21, 2001 Tele Centro Oeste Celular Participacoes S.A. sold to Telebrasilia S.A. 47,999,692 preferred shares of Norte Brasil Telecom S.A., representing 66.66% of Norte Brasil Telecom S.A.'s total capital, for R$ 2.26895 per share, corresponding to the book value of the shares of Norte Brasil Telecom S.A. at April 30, 2001.

The premium of R$ 5,508 refers to the acquisition of 45% of the shares of Norte Brasil Telecom S.A. from Inepar S.A. on May 24, 1999 plus the capital contribution of May 25, 2001, which is being amortized over a period of 10 years.

8.    PROPERTY, PLANT AND EQUIPMENT


                                                                              CONSOLIDATED
                                                        ----------------------------------------------------------
                                                                               9/30/2001             6/30/2001
                                                                     ---------------------------------------------
                                    ANNUAL DEPRECIATION                ACCUMULATED      NET BOOK       NET BOOK
                                         RATES (%)          COST       DEPRECIATION      VALUE          VALUE
                                     -----------------------------------------------------------------------------
Assets and service installations
   Switching equipment                       10             214,319      (48,799)        165,520       156,549
   Transmission equipment                   14.29           635,694     (297,474)        338,220       327,160
   Infrastructure
     Land                                     -               4,713             -          4,713         3,809
     Buildings                                4              32,868      (10,347)         22,521        21,752
     Supporters and protectors                5              45,089       (8,197)         36,892        33,885
     Energy equipment                        10              62,810      (33,692)         29,118        29,190
     Leasehold improvements                  10               3,911       (1,243)          2,668         2,710
  Computer equipment                         20              28,572       (6,964)         21,608        13,487
 Vehicles                                    20               1,679       (1,266)            413           448
  Exploration right (concession)            3.33             60,550       (4,033)         56,517        57,021
  Other assets                             5 to 20           59,349      (14,424)         44,925        35,681
Assets and installations in progress          -             135,685             -        135,685       157,040
Construction material                         -              12,949             -         12,949         9,827
                                                        ----------------------------------------------------------
Total                                                     1,298,188     (426,439)        871,749       848,559
                                                        ==========================================================


9.    LOANS AND FINANCING

                                                                              PARENT COMPANY           CONSOLIDATED
                                                                          ------------------------------------------------
                                                               MATURITY
OPERATIONS              INTEREST AND RESTATEMENT                 DATE       9/30/2001   6/30/2001   9/30/2001   6/30/2001
--------------------------------------------------------------------------------------------------------------------------
LOCAL CURRENCY
National Bank for       Long-term Interest Rate - TJLP plus    1/16/2006
Economic and Social     interest ranging from 3.5 to 4% p.a.      and
Development - BNDES                                            2/15/2006            -           -      67,932      69,760
Commercial Paper        Depreciation of 19% p.a. on the
                        subscription date with swap of         7/11/2001            -      97,927           -      97,927
                        103.5% of CDI
Others                  Industrial Products - Column 20 -
                        Getulio Vargas Foundation - FGV         2000 to             -           -       1,769       1,832
                                      2008
FOREIGN CURRENCY
Export Development      Exchange variation based on the U.S.
Corporation - EDC       dollar, increased by six-month Libor
                        rate plus 3.90%, p.a.                 11/22/2005       27,087           -      80,698      38,474
Prepayment              Exchange variation based on the U.S.
                        dollar, increased by Libor interest    7/12/2002
                        rate ranging from 1.75% p.a to 1,90%      and
                        p.a., plus performance bonus ranging   8/13/2002       42,290      34,130     111,029     209,236
                        from 1.20% to 1.30% p.a.;
Import Financing Rate   Exchange variation based on the U.S.
- FINIMP                dollar, increased by Libor interest   12/16/2001
                        rate plus 0.93% p.a. to  Libor            to           47,618           -     132,132      90,935
                        interest rate plus 2.47% p.a.          7/25/2002
Capital Raising Based   Exchange variation based on the U.S.
on Resolution No. 2770  dollar rate, pus interest rate of      1/07/2002          405           -       5,009       4,225
                        9.30% p.a.
                                                                          ------------------------------------------------
Total                                                                         117,400     132,057     398,569     512,389
Current                                                                       (95,024)   (132,057)   (280,484)   (432,462)
                                                                          ------------------------------------------------
Non-current                                                                    22,376           -     118,085      79,927
                                                                          ================================================

The amounts falling due on a long-term basis are as follows:

                            CONSOLIDATED
                     ----------------------------
DUE DATE               9/30/2001       6/30/2001
-------------------------------------------------
2003                      39,115          26,387
2004                      39,115          26,387
2005                      39,116          26,387
2006                         261             271
2007                         261             271
2008                         217             224
                     ----------------------------
Total                    118,085          79,927
                     ============================

The Company obtains loans in the financial market and transfers these amounts to related parties through debt assumption operations in order to reduce the loan total costs.

On May 17, 2001 TCO IP, controlled by Tele Centro Oeste Celular Participacoes S.A., obtained funds in the international market through an operation known as Exports Prepayment, with performance purchase. The operation amount was US$ 90,000. The charges on this operation corresponded to 1.75% over Libor, plus annual interest of 1.20% for performance purchase charge.

On July 11, 2001, TCO IP, controlled by Tele Centro Oeste Celular Participacoes S.A., obtained funds in the international market in an operation called Export Prepayment with performance purchase. The amount of the transaction was US$ 20 million. The financial charges of the transaction are 1.9% over Libor plus 1.3% per year as performance charge.

10.   NET OPERATING REVENUE FROM TELECOMMUNICATION SERVICES

                                                       CONSOLIDATED
                                               -----------------------------
                                                    9/30/2001     9/30/2000
                                               -----------------------------
Subscription                                           95,807       145,304
Use                                                   387,956       248,898
Use of network                                        386,175       225,804
Additional services                                     5,416         7,007
Resale of cellular equipment                          157,002       118,954
Resale of cards                                       105,327        54,375
Others                                                    147         1,730
                                               -----------------------------
Gross operating revenue                             1,137,830       802,072
Gross revenue deductions                             (232,683)     (161,992)
                                               -----------------------------
Net operating revenue                                 905,147       640,080
                                               =============================

11.   PROVISION FOR CONTINGENCIES

                                              COMPANY                CONSOLIDATED
                                    ----------------------------------------------------
                                        9/30/2001     6/30/2001   9/30/2001   6/30/2001
                                    ----------------------------------------------------
Tax                                       8,295         6,750      12,133      10,405
Labor                                         -             -         364         364
Others (a)                               59,732        57,052      59,732      57,235
                                    ----------------------------------------------------
Total                                    68,027        63,802      72,229      63,804
                                    ====================================================

Basically refers to original loans from Telecomunicacoes Brasileira S.A. - TELEBRAS, which according to Attachment II of the Spin-Off Report of February 28,1998, approved by the Shareholders Meeting of May 1998, should be charged to the respective holding company controlled by Telegoias Celular S.A. and Telebrasilia Celular S.A.

Local management, based on the understanding that the respective loans were wrongly allocated at the time of the spin-off, suspended the payment flow subsequent to the changes in the Company's controls. These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

In June 1999, Tele Centro Oeste Celular Participacoes S.A. (parent company) filed a legal action claiming that the assets related to these obligations - loans and financing - belong to the Company as well as the respective accessories, plus compensation for the installments paid.

In November 1999, the Company's management decided to transfer to the actual holding company - Tele Centro Oeste Celular Participacoes S.A. the liability derived from the loan originally made by Telecomunicacoes Brasileiras S.A. - TELEBRAS and absorbed during the spin-off process.

The Company's lawyers believe that the chances of obtaining a favorable outcome are good.

12.   CAPITAL

The authorized capital at September 30 and June 30, 2001 is represented by 700,000,000,000 shares.

The subscribed and paid-in capital at June 30, 2001 is R$ 505,000 (R$ 319,618 at June 30,2001), represented by 366,463,334,000 shares distributed as follows (in thousands of shares):

                                                                       9/30/2001          6/30/2001
                                                              --------------------------------------
Common shares                                                        126,433,337        126,433,337
Preferred shares                                                     240,029,997        240,029,997
                                                              --------------------------------------
Total                                                                366,463,334        366,463,334
                                                              ======================================
Equity value per lot of thousand shares (in R$)                         2.769955           2.640202

The preferred shares of Tele Centro Oeste Celular Participacoes S.A do not have voting rights, priority of capital reimbursement and payment of noncummulative minimum dividends.

The Tele Centro Oeste Celular Participacoes S.A. Board of Directors, decided in a meeting held on June 22, 2001, for the acquisition at market value of up to 28,150,000,000 shares issued by this Company, distributed in 4,750,000,000 common shares and 23,400,000,000 preferred shares, representing up to 10% of common shares in circulation, for cancellation or holding in Treasury for subsequent alienation, without capital stock reduction

On August 2001, the General Shareholders' Meeting approved the Company's capital increase from R$ 319,618 to R$ 505,000 through capitalization of retained earnings of R$ 185,382, without the issue of new shares.


13.   MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

At June 30, 2001, the Company and subsidiaries maintained operations that could be regarded as "Financial Instruments" according to instruction of CVM No. 235/95. However, none of these operations should result in significant effects regarding future gain or loss, considering market values and rates.

The main operations were:

Short-term investments - adjusted according to rates agreed with financial institutions, without expectation of losses to the Company.

Loans and financing - are linked to several indices and present varied interest rates, as mentioned in Note 8. Local management does not believe that future gains or losses will be generated by negotiations involving loans and financing.

These operations are carried out through definition of strategies, establishment of control systems, determination of position limits and assessment of risks involved.

--------------------------------------------------------------------------------

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: November 13, 2001               By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          --------------------------------------
                                          Name:  Mario Cesar Pereira de Araujo
                                          Title: President